Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

    Attention Business Editors:

    Discussions Terminated Between CHC Controlling Shareholder and Private
    Equity Firms

    VANCOUVER, April 27 /CNW/ - CHC Helicopter Corporation ("CHC")
(TSX: FLY.SV.A and FLY.MV.B; NYSE: FLI) announced today that it has been advised by its controlling shareholder and Executive Chairman, Mr. Craig L.
Dobbin, O.C., that the previously announced discussions with two unaffiliated private equity firms regarding a potential acquisition of CHC have terminated and that no offer will be made to shareholders arising from these discussions.

    CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries around the world.

    If you wish to be added to, or removed from, the Company's distribution list, please contact communications(at)chc.ca.

    This press release may contain projections and other forward-looking statements within the meaning of the "safe harbour" provision of the United
States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgement, they are subject to risks and uncertainties that could cause actual results to vary. These statements may involve risks and uncertainties including, but not limited to, factors detailed in CHC's Annual Report on Form 20-F and in other filings with the United States SEC and the Canadian securities regulatory authorities. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.
    %SEDAR: 00002218E          %CIK: 0000903124

    /For further information: Jo Mark Zurel, Senior Vice-President
And Chief Financial Officer, (604) 279-2451; Chris Flanagan, Director of
Communications, (604) 279-2493;
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    (FLY.SV.A. FLY.MV.B. FLI)

CO:  CHC Helicopter Corporation

CNW 08:01e 27-APR-06